UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                             Mackinac Financial Corp.
                      ------------------------------------
                                (Name of Issuer)

                                   Common New
                      ------------------------------------
                         (Title of Class of Securities)

                                   554571109
                              --------------------
                                 (CUSIP Number)

                                    12/31/14
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 6 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Elizabeth Park Capital Advisors, Ltd.
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio, U.S.A.
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            0
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             336,335*
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               0

                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            336,335*
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       336,335*
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.37%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------

* The shares of common stock, $.01 par value (the "Shares"), of Mackinac Financial Corp. a Michigan corporation (the "Company"), reported herein are held by Elizabeth Park Capital Advisors, Ltd. (the "Adviser""). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 336,335 Shares, or 5.37% of the Shares deemed issued and outstanding as of December 31, 2014. Fred Cummings is the President and majority owner of the Adviser. The beneficial ownership percentage reported herein is based on 6,266,756 Shares issued and outstanding as of December 31, 2014, as disclosed in the Company's Quarterly Report for the quarter ended December 31, 2014, as filed with the Securities and Exchange Commission on February 4, 2015. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.


                                PAGE 2 OF 6 PAGES

              Item 1(a) Name of Issuer:
                        Mackinac Financial Corp.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        130 South Cedar Street
                        P.O. Box 369
                        Manistique, MI 49854

              Item 2(a) Name of Person Filing:
                        Elizabeth Park Capital Advisors, Ltd.

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        29525 Chagrin Blvd. Suite 318, Pepper Pike, OH 44122

              Item 2(c) Citizenship:
                        Ohio, U.S.A

              Item 2(d) Title of Class of Securities:
                        Common Stock, $.01 par value

              Item 2(e) CUSIP Number:
                        554571109

              Item 3 If the Statement is being filed pursuant to Rule
                     13d-1(b), or 13d-2(b), check whether the person filing is a:

              Item 4    (a) Amount Beneficially Owned:
                        Elizabeth Park Capital Advisors, Ltd.:        336,335*

                        (b) Percent of Class:
                        Elizabeth Park Capital Advisors, Ltd.:          5.37%

                                PAGE 3 OF 6 PAGES

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                        (c)  Number of shares as to which such person has:
                        Elizabeth Park Capital Advisors, Ltd. has:

                        (i)  sole power to vote or direct the vote:           0

                       (ii)  shared power to vote or direct the vote:   336,335*

                      (iii)  sole power to dispose or to direct the
                             disposition of:                                  0

                       (iv)  shared power to dispose or to direct the
                             disposition of:                            336,335*


* The shares of common stock, $.01 par value (the "Shares"), of Mackinac Financial Corp. a Michigan corporation (the "Company"), reported herein are held by Elizabeth Park Capital Advisors, Ltd. (the "Adviser""). The Adviser, in its capacity as the investment manager of Fund, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Fund. Accordingly, for the purposes of Reg. Section 240.13d -3, the Adviser may be deemed to beneficially own an aggregate of 336,335 Shares, or 5.37% of the Shares deemed issued and outstanding as of December 31, 2014. Fred Cummings is the President and majority owner of the Adviser. The beneficial ownership percentage reported herein is based on 6,266,756 Shares issued and outstanding as of December 31, 2014, as disclosed in the Company's Quarterly Report for the quarter ended December 31, 2014, as filed with the Securities and Exchange Commission on February 4, 2015. This report shall not be deemed an admission that the Adviser, the Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A


                               PAGE 4 OF 6 PAGES

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

ITEM 10. CERTIFICATIONS.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015
                                        Elizabeth Park Capital Advisors, Ltd.


                                        By: ___________________________
                                            Ernest C. Pelaia
                                            Chief Operating Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               PAGE 6 OF 6 PAGES